TASEKO ANNOUNCES IMPROVED ECONOMICS AT ITS FLORENCE COPPER
PROJECT IN ARIZONA

January 16 2017, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE MKT: TGB) (“Taseko” or the "Company") is pleased to announce that recently completed technical work on the Florence Copper Project has resulted in a significant improvement in project economics.

Russell Hallbauer, President and CEO of Taseko, stated, “In addition to the permitting milestones achieved over the past months, we are very pleased with the outcome of the latest engineering work which has increased the net present value (NPV) of the project to US$920 million. Contributing to the higher NPV is an 11% increase in average annual copper production, combined with slightly lower operating costs and pre-production capital. With annual copper production of 81 million pounds and pre-production capital of US$200 million, Florence Copper is one of the least capital intensive copper projects in the world.”

Project Highlights:

  Pre-tax net present value of US$920 million at a 7.5% discount rate
  Pre-tax internal rate of return of 44% with a 2.3 year payback
  Operating costs of US$1.10 per pound LME grade cathode copper
  Total life of mine production in excess of 1.7 billion pounds of copper
  Average annual production of 81 million pounds of copper for the life of mine
  21 year mine life
  Total pre-production capital cost of US$200 million
  Long-term copper price of US$3.00 per pound

“Two important parameters for any copper leaching process are copper recovery and acid consumption,” continued Mr. Hallbauer. “The copper recovery estimate of 70% from the 2013 technical report as well as the acid consumption estimate have both been confirmed with the more detailed testing.”

“As we continue to perform additional technical work on our Florence Copper Project, the project is not only being de-risked, but operational and environmental attributes which were already very strong, are improving. It is our goal to commence construction on the production test facility in 2017 and advance this project towards being a second cash-flowing asset for Taseko,” concluded Mr. Hallbauer.

Since Taseko’s acquisition of the Florence Copper Project, two important project development initiatives have been finalized which verify and expand upon the extensive technical work undertaken by the previous owners. A two-year long in-series pressurized cell leach test was completed. This test was designed to more closely replicate in-situ leaching conditions and provide information on a larger scale than previous leach tests. The results have verified and greatly increased the confidence in the metallurgical input data used to simulate the performance of the project once it reaches production. In parallel with the leach test, an optimization of the project well field development sequence was performed. The entire project was then re-simulated and re-costed using updated inputs including the verified leach performance data.

The well field sequence developed for the optimized project plan increases copper production in the first five years of operations by 50%, compared with the previous project plan, and requires less pre-production capital than previously estimated.

The changes to the development plan have also resulted in an increase in the Florence Copper ore reserves. There was no change to the mineral resources.

Mineral Reserves
(0.05% Total Copper Cut-off)
Category	Tons (millions)	Total Cu (%)	Recoverable Copper (B lbs)
Probable	345	0.36	1.7

The reserve estimate takes into consideration all geologic, well field, process facility, and economic factors, and is stated according to Canadian standards (NI43-101). (Under US standards no reserve declaration is possible until a full feasibility study is completed and financing and permits are acquired.)

The Mineral Reserves above are included in the following Measured and Indicated Mineral Resources.

Mineral Resources
(0.05% Total Copper Cut-off)
Category	Tons (millions)	Total Copper (%)	Total Copper (B lbs)
Measured	296	0.35	2.1
Indicated	134	0.28	0.7
Total	429	0.33	2.8

The updated Mineral Reserves are based on engineering performed by SRK Consulting incorporating the measured and indicated resources established in 2010, metallurgical work completed by SGS Inc. and T. McNulty and Associates, process facility designs by M3 Engineering as well as well field designs by Haley and Aldrich Inc.

The content of this release was reviewed and approved by Dan Johnson PE, Vice-President/General Manager for Florence Copper, Inc., and a Qualified Person under National Instrument 43-101.

The NI 43-101 technical report documenting these results will be filed on www.sedar.com within 45 days.

For further information on Taseko, please visit the Taseko website at www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

•

uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;

•

uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;

•	uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
•	uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
•	uncertainties related to unexpected judicial or regulatory proceedings;
•	changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
•

changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;

•	the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
•	the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
•

the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;

•	environmental issues and liabilities associated with mining including processing and stock piling ore; and
•

labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.